March 18, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Tiffany Piland Posil

RE:	Rovi Corporation

Definitive Additional Soliciting Material on Schedule 14A

Filed March 12, 2015

File No. 000-53413

Ladies and Gentlemen:

On behalf of our client, Rovi Corporation (the “Company”), we are submitting this letter in response to your letter dated March 16, 2015, setting forth the Staff’s comment regarding the Company’s definitive additional soliciting material on Schedule 14A filed with the Commission on March 12, 2015 (the “Filing”).

The text of the Staff’s comment has been included in this letter in italics for your convenience.

General

1. We note your disclosure that “Engaged Capital … is attempting to seize control of the Company without paying stockholders a control premium.” Please qualify any such statement in the future by noting that control premiums are not commonly associated with exercising a right to nominate directors, but rather are referred to in connection with purchases of a controlling interest in the capital stock of a company. Please note that we do not believe it would be appropriate to instead refer to any impact on the potential to receive a control premium in future transactions, given that new directors should not be presumed to act inconsistently with their fiduciary duties.

In response to the Staff’s comment, the Company will qualify any such statement in the future as the Staff has noted.

Finally, the statement from the Company requested by the Staff is included as Annex A to this response letter.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission

March 18, 2015

Page Two

Please direct any comments or questions regarding this matter to the undersigned at (650) 843-5055.

Sincerely,

/s/ Jon E. Gavenman

Jon E. Gavenman

Cc:	Pamela Sergeeff, Rovi Corporation (via e-mail)

Nancy Wojtas, Cooley LLP (via e-mail)

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Annex A

Rovi Corporation

2830 De La Cruz Boulevard

Santa Clara, California 95050

March 18, 2015

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	Rovi Corporation

Definitive Additional Soliciting Material on Schedule 14A

Filed March 12, 2015

File No. 000-53413

Ladies and Gentlemen:

In connection with the above-captioned filing, Rovi Corporation (“Rovi”) hereby acknowledges that:

•	Rovi is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	Rovi may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ROVI CORPORATION

By:	/s/ Pamela Sergeeff
Name: Pamela Sergeeff
Title: Executive Vice President & General Counsel